Exhibit 99.1

Check-Cap to Present Data at Digestive Disease Week® Demonstrating Substantial Improvement in
Precancerous Polyp Detection

ISFIYA, Israel, May 16, 2019 -- Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK) (NASDAQ: CHEKW), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only preparation-free capsule based screening method for the prevention of colorectal cancer through the detection of precancerous polyps, today announced that it will present data at Digestive Disease Week (DDW) 2019, to be held on May 18-21, 2019 in San Diego, California. The poster presentation will highlight the enhanced algorithm of the C-Scan® system and its improved sensitivity as well as specificity in detecting precancerous polyps in the colon from previously-announced interim results from an ongoing post-CE approval study.

Poster Presentation Details:

Title:	“Swallow and forget” study: Prepless X-Ray imaging capsule with enhanced algorithms shows substantial improvement in polyp detection (Abstract #3148047)
Session:	Colon Cancer Screening I
Presenter:	Dr. Nathan Gluck, Tel Aviv University, Faculty of Medicine
Date:	Monday, May 20, 2019
Time:	12 - 2 p.m. PDT
Location:	San Diego Convention Center, Poster Hall

“We are pleased to share these data demonstrating the C-Scan system’s potential to reduce the incidence of colorectal cancer by detecting polyps before they become cancerous,” said Alex Ovadia, CEO of Check-Cap. “Our goal is to introduce a patient-friendly test such as C-Scan® for colorectal cancer screening. C-Scan® addresses major barriers to current screening methods, as it doesn’t require sedation or bowel preparation, and screening with the system does not interfere with patients’ daily activities.”

The C-Scan® system has received CE mark approval and approval from the Israeli Ministry of Health, the Medical Device Division (AMAR). The Company recently launched a U.S. pilot study to evaluate the safety, usability and subject compliance of the C-Scan® system at the New York University School of Medicine and Mayo Clinic.

About DDW
Digestive Disease Week® (DDW) is the largest international gathering of physicians, researchers and academics in the fields of gastroenterology, hepatology, endoscopy and gastrointestinal surgery. Jointly sponsored by the American Association for the Study of Liver Diseases (AASLD), the American Gastroenterological Association (AGA) Institute, the American Society for Gastrointestinal Endoscopy (ASGE) and the Society for Surgery of the Alimentary Tract (SSAT), DDW takes place May 18-21, 2019, at the San Diego Convention Center. The meeting showcases more than 5,000 abstracts and hundreds of lectures on the latest advances in GI research, medicine and technology. More information can be found at www.ddw.org

About Check-Cap
Check-Cap is advancing the development of C-Scan®, the first and only preparation-free ingestible scanning capsule for the prevention of colorectal cancer (CRC) through the detection of precancerous polyps. The patient-friendly test has the potential to increase screening adherence and reduce the overall incidence of CRC. The C-Scan® system utilizes an ultra-low dose X-ray capsule, an integrated positioning, control, and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon. C-Scan® is non-invasive and requires no preparation or sedation, allowing the patient to continue their daily routine with no interruption as the capsule is propelled through the gastrointestinal tract by natural motility.

Legal Notice Regarding Forward-Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to " Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Jeremy Feffer
LifeSci Advisors, LLC
212.915.2568
jeremy@lifesciadvisors.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
Meirav@lifesciadvisors.com

Media Contacts
Alison Chen
LifeSci Public Relations
+1-646-876-4932
 achen@lifescipublicrelations.com

Meirav Gomeh-Bauer (Israel)
LifeSci Advisors, LLC
+972(0)-54-476-4979
 Meirav@lifesciadvisors.com